Exhibit 99.1

Westport and Leading Engine OEM to Develop Heavy-Duty Natural Gas Truck Engine for North American Market

~Development Program Targets Rapidly Growing LNG Truck Opportunity in North America~

VANCOUVER, Feb. 27, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines today announced that it has signed a development agreement with a leading global engine manufacturer to develop a heavy-duty truck engine featuring Westport proprietary high pressure direct injection (HPDI) technology for the North American market. For competitive reasons, product details have been withheld.

Under the terms of the agreement, each partner will contribute significant resources and pay for its own people and costs of the program. Westport will lead the program. Westport expects to invest approximately US$12 million and the schedule calls for product launch in 2014. When the product is launched, Westport will supply its HD system components for an agreed upon amount per engine, comparable to other such arrangements previously announced.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail. Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American urban work vehicles such as buses and refuse trucks. Westport LD division is one of the global leaders for natural gas and LPG fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the amount of Westport's investment in the development program, the timing for product launch and the future supply of system components.  These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including interruptions in the development cycle for the engine, the development of competing products and technologies, costs of the project and other risk factors and assumptions that may affect our actual results, performance, achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:30e 27-FEB-12